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Metropolitan Life Insurance Company
1095 Avenue of the Americas, 19th Floor
New York, NY 10036

VIA EDGAR TRANSMISSION
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November 23, 2009
Ms. Alison White, Esq.
Division of Investment Management
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644

RE: PRE-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM N-4 FOR METROPOLITAN LIFE INSURANCE COMPANY
     METROPOLITAN LIFE SEPARATE ACCOUNT E (FILE NOS. 333-162586 AND 811-04001)

Dear Ms. White:

On behalf of Metropolitan Life Insurance Company (the "Company") and Metropolitan Life Separate Account E (the "Separate Account"), the Company acknowledges, with respect to the above-referenced filing, that:

     . should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     . the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     . the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      * * *

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Alison White, Esq.
November 23, 2009
Page 2


If you have any questions or further comments, please call the undersigned at
(212) 578-3096 or Tom Conner at (202) 383-0590.

Sincerely,


/s/ Gregory E. Illson
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Gregory E. Illson
Vice President

cc: W. Thomas Conner, Esq.
    Lisa Flanagan, Esq.
    Michele H. Abate, Esq.
    John Towers, Esq.